Exhibit 99.1

HUTCHMED Launches Hong Kong Initial Public Offering

Hong Kong, Shanghai, & Florham Park, NJ — Friday, June 18, 2021: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM) today announces the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Global Offering”) of 104,000,000 new ordinary shares (the “Offer Shares”) and the proposed primary listing of its ordinary shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”) under the stock code “13”. The Company will receive all of the net proceeds from the Global Offering.

The Global Offering initially comprises 13,000,000 new Shares under the Hong Kong Public Offering and 91,000,000 new Shares under the international offering (the “International Offering”), representing approximately 12.5% and 87.5% of the total number of Offer Shares in the Offering, respectively, subject to re-allocation between the Hong Kong Public Offering and the International Offering for any over-subscriptions in the Hong Kong Public Offering and over-allotment. In addition, the Company expects to grant the international underwriters an over-allotment option (“Over-allotment Option”) to purchase up to an additional 15,600,000 new Shares in the International Offering, representing not more than 15% of the Offer Shares initially available under the Global Offering.

The offer price for the Global Offering (the “Offer Price”) will be not more than HK$45.00 per Share (the “Maximum Offer Price”), which is equivalent to approximately US$29 per American depositary share (“ADS”) or £4.15 per Share. The Company is expected to set the Offer Price on or about June 23, 2021 Hong Kong time by making reference to, among other factors, the closing price of the ADSs on the Nasdaq Global Select Market (“Nasdaq”) and the Shares on the AIM market of the London Stock Exchange (“AIM”) on the last trading day on or before the price determination date and investor demand during the marketing process. Shares will be traded on the SEHK in board lots of 500 Shares. The Company expects to announce the Offer Price so determined on June 23, 2021.

The Company has entered into cornerstone investment agreements with investors affiliated with CA Fern Parent, Canada Pension Plan Investment Board, General Atlantic, HBM Healthcare Investments and CICC Grandeur Fund. Under such agreements, they have agreed to, subject to certain conditions, subscribe for such number of Offer Shares that may be purchased with an aggregate amount of HK$2,535 million (approximately US$325 million) at the Offer Price, representing approximately 54% of the Offer Shares initially being offered under the Global Offering assuming such Offer Shares are sold at the Maximum Offer Price, which percentage is subject to the Over-allotment Option. Such Offer Shares are being sold in reliance on Regulation S (“Regulation S”) or another exemption from the registration requirements of the U.S. Securities Act of 1933 (“Securities Act”), and this cornerstone placing will form part of the International Offering.

The Company’s ADSs, each representing five ordinary shares of the Company, will continue to be listed and traded on the Nasdaq, and the Shares will remain admitted to trading on AIM. Investors in the Global Offering will only be able to purchase Shares and will not be able to take delivery of ADSs. Upon listing, the Hong Kong-listed Shares will be fully fungible with the Shares represented by ADSs listed on Nasdaq and the Shares admitted to trading on AIM.

The Company plans to use the net proceeds from the Global Offering primarily to advance its late-stage clinical programs as well as its pipeline of clinical-stage and preclinical drug candidates, further strengthen its commercialization, clinical, regulatory and manufacturing capabilities, fund potential global business development and strategic acquisition opportunities and for general corporate purposes.

Morgan Stanley Asia Limited, Jefferies Hong Kong Limited and China International Capital Corporation Hong Kong Securities Limited are the joint sponsors for the proposed Global Offering.

*****

Fully Electronic Application Process for the Hong Kong Public Offering

HUTCHMED has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of the prospectus or application forms. As a company which has been highly committed to environmental, social and corporate responsibility matters since its founding, HUTCHMED believes such method will help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The prospectus is available at the website of the SEHK at www.hkexnews.hk and the Company’s website at www.hutch-med.com.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or apply through the CCASS EIPO service. The Hong Kong Public Offering will commence at 9:00 a.m. on Friday, June 18, 2021 Hong Kong time and will close at 12:00 noon on Wednesday, June 23, 2021 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any question about making applications for the Hong Kong Offer Shares. The hotline number is +852 2862 8646, and will be open from 9:00 a.m. to 9:00 p.m. on Friday, June 18, 2021, Monday, June 21, 2021 and Tuesday, June 22, 2021; from 9:00 a.m. to 6:00 p.m. on Saturday, June 19, 2021 and Sunday, June 20, 2021; and from 9:00 a.m. to 12:00 noon on Wednesday, June 23, 2021, Hong Kong time.

*****

Information about the Global Offering

The International Offering will include Shares to be offered and sold (i) pursuant to the shelf registration statement on Form F-3ASR that was filed with the SEC and became effective on April 6, 2020, and the preliminary prospectus supplement being filed with the SEC on June 21, 2021 and the final prospectus supplement to be filed with the SEC on June 24, 2021 (the “Registered Offering”) and (ii) in respect of shares sold to cornerstone investors, in reliance on Rule 901 of Regulation S or pursuant to another exemption from the registration requirements of the Securities Act (the “Exempt Offering”). For investors in the Registered Offering, the registration statement on Form F-3 and the preliminary prospectus supplement will be available at the SEC website at: www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus for the Registered Offering, as well as the international offering circular for the Exempt Offering, may also be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or E-mail: prospectus@morganstanley.com; Jefferies Hong Kong Limited, Email: hkecm@jefferies.com; and China International Capital Corporation Hong Kong Securities Limited, Email: g_prospectus@cicc.com.cn.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering. This announcement shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This announcement does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This announcement has not been reviewed or approved by the SEHK or the Securities and Futures Commission of Hong Kong.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018) (“MAR”).

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) (formerly Hutchison China MediTech) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,300 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first two oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including statements about the Global Offering and listing, the use of proceeds and the Company’s plans and objectives. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the possibility that the closing conditions for the Global Offering will not be satisfied. More information about the risks and uncertainties faced by HUTCHMED will be contained or incorporated by reference in the prospectus registered with the SEHK, prospectus and preliminary prospectus supplement filed with the SEC and the international offering circular, in each case related to the Global Offering. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the SEHK, SEC and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

IMPORTANT NOTICE

No prospectus required for the purposes of Regulation (EU) 2017/1129 (“EU Prospectus Regulation”) or Regulation (EU) 2017/1129 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018) (“UK Prospectus Regulation”) or admission document (as defined in the AIM Rules for Companies published by the London Stock Exchange plc) will be made available in connection with the matters contained in this announcement.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained in this announcement, will not be accepted.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

The distribution of this announcement into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement come should inform themselves about and observe any such restrictions.

In connection with the Global Offering, Morgan Stanley Asia Limited as stabilizing manager (the “Stabilizing Manager”) (or any person acting for it), on behalf of the underwriters, may effect transactions on the SEHK with a view to stabilizing or supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the date on which the Shares are first listed and from which dealings in the Shares are permitted to take place on the Main Board of the SEHK (the “Listing Date”). However, there is no obligation on the Stabilizing Manager (or any person acting for it) to conduct any such stabilizing action, which, if taken, will be done at the absolute discretion of the Stabilizing Manager (or any person acting for it) and in what the Stabilizing Manager reasonably regards as the best interest of the Company and may be discontinued at any time. Any such stabilizing action is required to be brought to an end on the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Such stabilization action, if commenced, may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws, rules and regulatory requirements, including the Securities and Futures (Price Stabilizing) Rules, as amended, made under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018) and Regulation M under the U.S. Securities Exchange Act of 1934, as amended.

Potential investors should be aware that no stabilizing action can be taken on the Stock Exchange to support the price of the Shares for longer than the stabilization period which begins on the Listing Date and is expected to expire on Friday, July 23, 2021, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering. After this date, when no further stabilizing action may be taken, demand for the Shares, and therefore the price of the Shares, could fall.

In connection with the Global Offering, the Company has granted an Over-allotment Option to the international underwriters. Pursuant to the Over-allotment Option, the international underwriters will have the right, exercisable at any time from the Listing Date to 30 days after the last day for lodging applications under the Hong Kong Public Offering, to require the Company to issue not more than 15% of the total number of Offer Shares initially available under the Global Offering, at the Offer Price to, among other things, cover over-allocations in the International Offering.

FOR READERS IN THE EUROPEAN ECONOMIC AREA

In any Member State of the European Economic Area, this announcement is only addressed to and directed at persons who are “Qualified Investors” within the meaning of Article 2(e) of the EU Prospectus Regulation.

FOR READERS IN THE UNITED KINGDOM

This announcement, insofar as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the U.K. Financial Services and Markets Act 2000, as amended) in connection with the securities which are the subject of the potential Global Offering described in this announcement or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) if in the United Kingdom, persons who are qualified investors as defined in article 2(e) of the UK Prospectus Regulation who also (a) have professional experience in matters relating to investments who fall within Article 19(5) (investment professionals) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (b) fall within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order; or (iii) any other person to whom it may lawfully be communicated (all such persons in (i) to (iii) together being referred to as "relevant persons"). This announcement is directed only at relevant persons and must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

FOR READERS IN THE PEOPLE’S REPUBLIC OF CHINA (“PRC”)

This announcement shall not be deemed as a public invitation or inducement to enter into investment activity, nor shall the publication of this announcement be deemed as offering securities consultation-related services in the PRC (for the purpose of this announcement only, excluding Hong Kong, Macau and Taiwan). The securities which are the subject of the potential offering described in this announcement may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

4